January 4, 2012

BY EDGAR AND OVERNIGHT MAIL

Division of Corporation Finance
United States Securities and Exchange Commission
460 Fifth Street, NW
Washington, D.C. 20549

Attention:  Adam Phippen, Staff Accountant

Re:                             Atlantic Power Corporation
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 18, 2011
File No. 1-34691

Dear Mr. Phippen:

This letter is submitted on behalf of Atlantic Power Corporation (the “Company”) in response to comments in the letter dated December 2, 2011 (the “Comment Letter”) from William H. Thompson of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Barry E. Welch, Chief Executive Officer of the Company with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 filed with the Commission on March 18, 2011 (the “Form 10-K”). The responses to the Staff’s comments are set out in the order in which the comments were set out in the Comment Letter and are numbered accordingly.  As indicated below, the Company intends to provide disclosures addressing the matters raised in the Comment Letter in the Company’s forthcoming periodic reports, beginning with its annual report on Form 10-K for the year ended December 31, 2011, which is expected to be filed on or prior to February 29, 2012.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of

Operations, page 51

Results of Operations, page 57

1.             Please include a comparative analysis and discussion of income tax expense (benefit) and the effective tax rate for the periods presented.

Response to Comment No. 1

In response to the Staff’s comment, the Company notes that a comparative analysis and discussion of income tax expense (benefit) and effective tax rate has been included in each of the Company’s quarterly reports on Form 10-Q filed during fiscal 2011 and that this analysis and discussion will continue to be provided in future periodic reports, including the Company’s upcoming annual report on Form 10-K for the year ended December 31, 2011.

Critical Accounting Policies and Estimates, page 74

2.             Please provide information for investors to assess the probability of future goodwill impairment charges. For example, please disclose whether any of your reporting units are at risk of failing step one of the impairment test or that the fair value of each of your reporting units are substantially in excess of carrying value and are not at risk of failing step one. If a reporting unit is at risk of failing step one, you should disclose:

•                  the percentage by which fair value exceeded carrying value at the date of the most recent step one test;

•                  the amount of goodwill allocated to the reporting unit;

•                  a more detailed description of the methods and key assumptions used and how the key assumptions were determined;

•                  a discussion of the degree of uncertainty associated with the assumptions; and

•                  a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Please refer to Item 303(a)(3)(ii) of Regulation S-K, which requires a description of known uncertainties, and Section V of the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 34-48960, issued December 19, 2003 and available on our website at www.sec.gov.

Response to Comment No. 2

The Company intends to provide increased disclosures relating to its accounting for goodwill consistent with the Staff’s comment in future periodic reports, beginning with the Company’s upcoming annual report on Form 10-K for the year ended December 31, 2011.  In particular, the Company anticipates providing expanded disclosure on goodwill accounting consistent with the Staff’s comment in light of the increased materiality of goodwill post the Company’s recent acquisition of Capital Power Income L.P. (“CPILP.”) in November 2011.

Goodwill is tested for impairments at least annually, or more frequently whenever an event or change in circumstances occurs that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The Company tests goodwill for impairment at the reporting unit level, which is identified by assessing whether the components of the operating segments constitute businesses for which discrete financial information is available and whether segment management regularly reviews the operating results of those components. If it is determined that the fair value of a reporting unit is below its carrying amount, where necessary, goodwill will be impaired at that time.  At December 31, 2010, we had recorded goodwill of $12.5 million, an amount we determined to be immaterial. Additionally, the two reporting units that have goodwill had significant excess of fair value over carrying value and are not at risk of failing step one.

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-8

General

3.             Please tell us your consideration of disclosing information about your asset retirement obligations in accordance with ASC 410-20-50.

Response to Comment No. 3

The Company advises that it does not have asset retirement obligations at any of its consolidated projects and the policy was included for its equity method accounting projects that have recorded asset retirement obligations. The Company will reconsider this disclosure in its future filings.

Note 4. Equity method investments, page F-21

4.             Please tell us why you are not required to provide separate financial statements for any of your equity method investments other than Chambers Cogeneration Limited Partnership (“Chambers”) pursuant to Rule 3-09 of Regulation S-X. Please provide your significance tests for the four most significant equity method investments other than Chambers for each year presented. Please ensure that any impairment write-down or other activity related to each investment is included in your significance computations and is clearly identified. In addition, please explain why audited financial statements were not provided for Chambers for the year ended December 31, 2008. In this regard, we note these audited financial statements were included in Amendment No. 4 to Form 10 filed July 21, 2010 and the significance tests provided in our review of your Form 10 and related amendments supported the need for these audited financial statements.

Response to Comment No. 4

The Company did not provide separate financial statements for any of its equity method investments other than Chambers in the Form 10-K because its other equity method investments did not meet the significance tests pursuant to Rule 3-09 of Regulation S-X. The Company is supplementally providing to you its significance tests performed for its four most significant investments other than Chambers for the years ended December 31, 2010, 2009 and 2008.  With respect to audited financial statements for Chambers, the financial statements for 2008 are to be incorporated by reference to those filed along with the Company’s Form 10/A in July 2010 rather than separately provided.  Inasmuch as the 2008 financial statements for Chambers have in fact already been filed by the Company, the Company undertakes to include or incorporate by reference a full three years of financial statements for all required significant equity method investees (including Chambers) in all future periodic reports, beginning with the Company’s upcoming annual report on Form 10-K for the year ended December 31, 2011.

Note 14. Long-Term Incentive Plan

5.             Please tell us your consideration of disclosing the effect of compensation cost arising from share-based payment arrangements on the statements of operations and the cash flow effects resulting from share-based payment arrangements. Refer to ASC 718-10-50-1b and 718-10-50-1d. Please also tell us your consideration of providing separate disclosures for awards that are classified as equity and those classified as liabilities. Refer to ASC 718-10-50-2g. In addition, please tell us your consideration of disclosing the method used to estimate the fair value of notional units awarded for each year presented and a description of the significant assumptions used to estimate such fair values.

Response to Comment No. 5

The Company notes that the compensation expense for 2010 was included in the cash flows from operations on the Consolidated Statements of Cash Flows in the Form 10-K. The Company did record compensation expense in 2009 or 2008 because the cost was incurred by an unconsolidated related entity.  The actual cash payments made for vested notional units for 2010 was immaterial for purposes of disclosure.

The Company expects to include disclosure of compensation expense and its cash flow effects as prescribed by ASC 718-10-50-1b and 718-10-50-1d in the Long-Term Incentive Plan note in its upcoming Form 10-K for the year ended December 31, 2011, which will also include disclosure of the actual cash payments made for vested notional units for all years required in the upcoming fiscal 2011 Form 10-K.

With respect to ASC 718-10-50-2g, the Company did not provide separate disclosure for equity and liability awards because these are both granted under the same LTIP agreement. As disclosed in paragraph 5 of Note 14, “Únvested notional units are recorded as either a liability or equity award based on management’s intended method of redeeming the notional units when they vest.” Because it is a single plan and the method of payment is the only determining factor of equity or liability accounting, the Company believes the disclosure is sufficient to meet the requirements of ASC 718.

In addition, the Company respectfully notes that paragraphs 6 and 7 of Note 14 describe the Company’s method used to estimate the fair value of LTIP notional units as well as significant assumptions used. The Company will disclose these inputs on a comparative basis in future filed financial statements, beginning with its upcoming for the year ended December 31, 2011.

Note 19. Commitments and contingencies, page F-45

6.                                       Please tell us your consideration of disclosing commitments related to long-term leases and unconditional purchase obligations such as fuel and transportation purchase contracts and committed construction and plant acquisition contracts. Refer to ASC 440-10-50.

Response to Comment No. 6

As a historical matter, the Company considered the guidance of ASC 440-10-50 and determined that unconditional purchase obligations and long-term leases were immaterial for purposes of disclosure. The Company also respectfully notes that information regarding committed construction of the Company’s Piedmont project was disclosed on page 29 under the Piedmont project description, on page 72 in the project level debt discussion and on page F-18 Note 3 (d) under the Acquisition footnote for Piedmont.

In terms of future filings, the Company will expand the disclosure of its commitments related to long-term leases and unconditional purchase obligations in future periodic reports, beginning with the Company’s upcoming annual report on Form 10-K for the year ended December 31, 2011, due to material unconditional purchase obligations including fuel purchase and transportation agreements, interconnection agreements and long-term service agreements assumed in our acquisition of CPILP. These obligations will be described in a narrative format along with tabular disclosure, by year, and estimated costs to be incurred.

Signatures, page 84

7.             The narrative prior to the signatures by persons on behalf of the registrant is not provided. Refer to the signature page of Form 10-K. Please revise.

Response to Comment No. 7

The Company advises that although the signatures obtained and disclosed were appropriate, the narrative prior to the signatures was inadvertently omitted from the signature page of the Form 10-K.  The Company notes that the required CEO and CFO certifications as prescribed by Item 601 of Regulation S-K were still included in full.

The Company will add the following language where required on the signature page of future periodic reports, beginning with the Company’s upcoming annual report on Form 10-K for the year ended December 31, 2011:

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

* * *

The Company acknowledges that:

•              the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•              staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•              the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at (617) 977-2400.

Sincerely,

/S/ Barry E. Welch

Barry E. Welch

President and Chief Executive Officer